

February 18, 2011

Mr. Edward T. Whelan
Chief Financial Officer
135 First Street
Keyport, New Jersey 07735

  Re: **Energiz Renewable, Inc.**
     Form 10-K for the year ended December 31, 2009
     Filed April 13, 2010
     File No. 000-27279

Dear Mr. Whelan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Linda Cvrkel
         Branch Chief

Via facsimile
(732) 298-6211